UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 5, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1570482
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 301 Class A Ordinary Shares; Series 302 Class A Ordinary Shares; Series 303 Class A Ordinary Shares; Series 304 Class A Ordinary Shares; Series 305 Class A Ordinary Shares; Series 306 Class A Ordinary Shares; Series 307 Class A Ordinary Shares; Series 308 Class A Ordinary Shares; Series 310 Class A Ordinary Shares; Series 311 Class A Ordinary Shares; Series 312 Class A Ordinary Shares; Series 313 Class A Ordinary Shares; Series 314 Class A Ordinary Shares; Series 317 Class A Ordinary Shares; Series 321 Class A Ordinary Shares; Series 324 Class A Ordinary Shares; Series 328 Class A Ordinary Shares; Series 331 Class A Ordinary Shares; Series 333 Class A Ordinary Shares; Series 335 Class A Ordinary Shares; Series 341 Class A Ordinary Shares; Series 342 Class A Ordinary Shares; Series 347 Class A Ordinary Shares; Series 378 Class A Ordinary Shares; Series 379 Class A Ordinary Shares; Series 382 Class A Ordinary Shares; Series 394 Class A Ordinary Shares; Series 397 Class A Ordinary Shares; Series 401 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed by Masterworks 2, LLC (the “Company” or “we”) in its Current Report on Form 1-U filed with the SEC on August 31, 2023, the Company solicited consent from the requisite number of voting shareholders of Series 301, Series 303, Series 304, Series 305, Series 306, Series 307, Series 310, Series 313, Series 314, Series 317, Series 321, Series 324, Series 328 and Series 347 (the “Prior Series”)(the “Requisite Consent”) to (i) accelerate the vesting on management fee shares previously earned, which would take effect on the last day of the calendar quarter in which we receive the requisite shareholder consent (the “Initial Vesting Date”) and (ii) amend the operating agreement, management services agreement and other applicable documents on a date or dates determined by Masterworks in its discretion (the “Amendment Effective Date”) following the date on which we receive the Requisite Consent to accelerate vesting and eliminate the vesting provisions going forward such that all management fee shares earned between the Initial Vesting Date and the Amendment Effective Date (and not otherwise subject to accelerated vesting upon a sale of an artwork) would vest as of the Amendment Effective Date and any management fee shares to be earned and issued to Masterworks after the Amendment Effective Date would not be subject to vesting restrictions.

As of September 30, 2023, Series 301, Series 303, Series 304, Series 305, Series 306, Series 310, Series 313, Series 314, Series 317, Series 321 and Series 324 have received the Requisite Consent. Accordingly, the vesting date for all management fee shares previously earned with respect to such series as of September 30, 2023 was accelerated to September 30, 2023. All other contemplated changes will occur on a date determined by Masterworks and at such time(s), the Company will file a Form 1-U with additional information.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 2, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: October 5, 2023